SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Quepasa Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74833W206

(CUSIP Number of Class of Securities)

Andres Gonzalez Saravia
Mexicans & Americans Trading Together, Inc.
5150 N. Loop 1604 West
San Antonio, Texas 78249
(210) 477-2779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
(212) 728-8000

July 19, 2011

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No. 74833W206

1		NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mexicans & Americans Trading Together, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,333,333
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,333,333
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14		TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 74833W206

1		NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altos Hornos de Mexico, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,333,333
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,333,333
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14		TYPE OF REPORTING PERSON* OO

This Amendment No. 3 amends the statement on Schedule 13D previously filed on October 27, 2006, as amended by Amendment No. 1 previously filed on January 28, 2008,  and Amendment No. 2 previously filed on December 17, 2010 (as so amended and as amended by this Amendment No. 3, the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Quepasa Corporation, a Nevada corporation (the “Company”), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation (“MATT Inc.”) and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anónima Bursátil de Capital Variable) (“AHMSA”).  MATT Inc. and AHMSA are sometimes collectively referred to herein as the “Reporting Persons.”  This Amendment No. 3 refers only to information which has materially changed since the filing of Amendment No. 2 to Schedule 13D and the items below are amended and supplemented as set forth below.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D or the prior amendments thereto, as applicable.

Item 4.              Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

On July 20, 2011, the Company announced its entry into an Agreement and Plan of Merger dated as of July 19, 2011 (the “Merger Agreement”) with IG Acquisition Company, a newly formed Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Insider Guides, Inc. (the “Target”), pursuant to which the Company has agreed to acquire the Target (the “Merger”). Subject to the terms and conditions of the Merger Agreement, the Merger will be effected by the merger of the Target with and into Merger Sub, with Merger Sub as the surviving corporation.

In connection with the Company’s entry into the Merger Agreement, on July 19, 2011, MATT Inc. delivered to the Company a commitment letter (the “Commitment Letter”), pursuant to which MATT Inc. has undertaken to provide, or cause to be provided, directly or indirectly to the Company, $5,000,000 of equity financing (the “Commitment”) through the purchase of shares of Common Stock solely for the purpose of funding a portion of the aggregate consideration to be paid to the Target’s stockholders in connection with the Merger, on the terms and subject to the conditions set forth in the Commitment Letter. The purchase price for the Common Stock to be purchased with the Commitment will be the lesser of:  (a) the Transaction Share Price (as defined in the Merger Agreement) and (b) 85% of the average closing price of a share of Common Stock during the 20 trading days ending with the trading day three days prior to the Effective Time (as defined in the Merger Agreement).

Pursuant to the Commitment Letter, the Company has agreed to grant MATT Inc. and its Permitted Assignees (as defined in the Commitment Letter) registration rights (as set forth in Exhibit B thereto), to reimburse certain expenses incurred by them in connection with the Commitment and related matters and to indemnify MATT Inc., its affiliates and the other Indemnified Persons (as defined in the Commitment Letter) in respect of the matters specified therein.

The Commitment Letter also provides that, to the extent the Company obtains financing of all or a portion of the Cash Consideration (as defined in the Merger Agreement) in addition to the Commitment, MATT Inc. will have the right to elect to invest the amount of the Commitment on the same terms as such additional financing. In addition, to the extent the Company proposes to obtain financing of all or a portion of the Cash Consideration without requiring MATT Inc. to invest the Commitment, the Company must provide MATT Inc. with a right of first refusal to provide up to one-half of such alternative financing on the same terms and conditions as proposed by such third party.

The obligation of MATT Inc. to fund the Commitment is subject to certain conditions, including conditions with respect to:  the execution and delivery of definitive documentation in respect of the purchase of shares of Common Stock contemplated by the Commitment and related matters satisfactory to MATT Inc., the approval of the Financing Transaction (as defined in the Merger Agreement) by the Company’s stockholders to the extent required by the rules and regulations of the New York Stock Exchange, the satisfaction or waiver (with the consent of MATT Inc.) of the closing conditions under the Merger Agreement (other than Section 6.6 of the Merger Agreement solely with respect to, and to the extent of, the Commitment) and the closing of the Merger pursuant to and in accordance with the terms of the Merger Agreement, with no amendment, modification or waiver of the Merger Agreement without the written consent of MATT Inc.

Additionally, the obligation of MATT Inc. to fund the Commitment will terminate automatically and immediately upon the earliest to occur of the closing of the Merger, the termination of the Merger Agreement, any amendment, modification or waiver of the Merger Agreement without the consent of MATT Inc., the execution of legally binding, definitive documentation for a Financing Transaction that does not include the Commitment, and the Outside Date (as defined in the Merger Agreement).

The description of the Commitment Letter contained herein is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit 99.14 to the Schedule 13D and is hereby incorporated herein by reference.

Also on July 19, 2011 and in connection with the Company’s entry into the Merger Agreement, MATT Inc. entered into a Parent Voting Agreement (the “Voting Agreement”) with the Company and the Target. Pursuant to the Voting Agreement, MATT Inc. has agreed to vote, prior to the Expiration Time (as defined below), the shares of Common Stock and other securities of the Company held or subsequently acquired by it:  (1) in favor of approval of the issuance of shares Common Stock as consideration for the Merger as set forth in the Merger Agreement, and in favor of the Financing Transaction; (2) against approval of any proposal made in opposition to, or in competition with, the issuance of shares of Common Stock as consideration for the Merger as set forth in the Merger Agreement; and (3) against any action which Company is prohibited from taking under Section 5.2 of the Merger Agreement. MATT Inc. has also delivered to the Target an irrevocable proxy in the form attached as Appendix A to the Voting Agreement with respect to the voting of such shares of Common Stock and other securities on the foregoing matters.

The Voting Agreement also provides that, during the period beginning on the date thereof and ending at the Expiration Time, and subject to certain exceptions, MATT Inc. may not transfer any shares of Common Stock and other securities of the Company held or subsequently acquired by it, or make any agreement regarding any such transfer, unless the transferee agrees in writing to be bound by the Voting Agreement.

The Voting Agreement and related irrevocable proxy will terminate automatically and will have no further force or effect as of the “Expiration Time,” which is defined as the earliest to occur of (x) the Effective Time (as defined in the Merger Agreement), (y) the termination of the Merger Agreement in accordance with the terms thereof, or (z) the occurrence of a Material Adverse Amendment (as defined in the Voting Agreement).

In connection with the Company’s entry into the Merger Agreement, Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc. also entered into a Parent Voting Agreement in the form of the Voting Agreement with the Company and the Target and delivered an irrevocable proxy in the form attached as Appendix A to the Voting Agreement with respect to the voting of the shares of Common Stock and other securities of the Company held or subsequently acquired by him on the foregoing matters.

The description of the Voting Agreement and related irrevocable proxy contained herein is qualified in its entirety by reference to the Voting Agreement including the form of Irrevocable Proxy attached as Appendix A thereto), which is filed as Exhibit 99.15 to the Schedule 13D and is hereby incorporated herein by reference.

The Merger Agreement provides that the Company must take such action as may be necessary to appoint Messrs. Geoff Cook, Rick Lewis and Terry Herndon (or such replacement designees as may be selected by the Target, the “Target Designees”) to the Company’s Board of Directors commencing as of the Effective Time and must include three Target Designees on the slate of directors recommended for election by the Company’s Stockholders for a period of three years following the Effective Time.  The Merger Agreement also provides that the Company must take such action as may be necessary to appoint Mr. Cook to the Company’s three member Executive Committee commencing as of the Effective Time and for not less than three years thereafter. Likewise, the Employment Agreement entered into between the Company and Mr. Cook in connection with the Company’s entry into the Merger Agreement provides that Mr. Cook will serve as a member of the Board of Directors of the Company and a member of the Company’s Executive Committee. During the term of such Employment Agreement, upon the death, disability or resignation of a Target Designee, Mr. Cook will have the right to designate on behalf of the Target a replacement for such Target Designee.

The Merger Agreement requires the Company to use its commercially reasonable efforts to obtain approval of its stockholders for, and upon receipt of such approval to promptly take all necessary steps to cause, the Company to be reincorporated in the State of Delaware.

Except as set forth above, neither the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.              Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           MATT Inc. beneficially owns 3,333,333 shares of Common Stock, consisting of the 1,333,333 shares of Common Stock held by MATT Inc. and the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants owned by MATT Inc. (together, the “Shares”). AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc.  The Shares represent 18.3% of 18,182,437 total shares of Common Stock, calculated as the sum of (a) the 16,182,437 shares of Common Stock outstanding as represented by the Company in its most recent report on Form 10-Q filed on May 11, 2011 (the “Aggregate Share Number”), and (b) the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants. Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 78,750 shares of Common Stock, consisting of 16,750 shares of Common Stock and options to purchase 62,000 shares of Common Stock.  Such shares represent less than 0.5% of 16,244,437 total shares of Common Stock, calculated as the sum of (x) the Aggregate Share Number and (y) the 62,000 shares of Common Stock issuable upon exercise of such options.

(c)       Other than the Commitment, during the past 60 days, there were no transactions in the Common Stock, or securities convertible into or exercisable for shares of Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D.

Item 6.              Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following thereto:

As described in greater detail in Item 4 above, in connection with the entry by the Company into the Merger Agreement, on July 19, 2011 MATT Inc. entered into the Commitment Letter and the Voting Agreement and delivered the related irrevocable proxy. The information included in Item 4 above regarding the Commitment Letter and the Voting Agreement and related irrevocable proxy is hereby incorporated by reference into this Item 6.

The descriptions of the and the Commitment Letter and the Voting Agreement and related irrevocable proxy are qualified in their entirety by reference to the Commitment Letter and the Voting Agreement (including the form of Irrevocable Proxy attached as Appendix A thereto), which are filed as Exhibits 99.14 and 99.15 to the Schedule 13D, respectively, and are hereby incorporated herein by reference.

Item 7.              Material to be Filed as Exhibits.

99.14	Commitment Letter, dated July 19, 2011, by and between Mexicans & Americans Trading Together, Inc. and Quepasa Corporation.

99.15
Parent Voting Agreement, made and entered into as of July 19, 2011, by and among Quepasa Corporation, Mexicans & Americans Trading Together, Inc. and Insider Guides, Inc., including the form of Irrevocable Proxy attached as Appendix A thereto.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2011

MEXICANS & AMERICANS TRADING TOGETHER, INC.

By:	/s/ Andres Gonzalez Saravia Coss
Name:	Andres Gonzalez-Saravia Coss
Title:	President

ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.

By:	/s/ Andres Gonzalez Saravia Coss
Name:	Andres Gonzalez-Saravia Coss
Title:	Legal Director

[SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D
WITH RESPECT TO THE COMMON STOCK OF QUEPASA CORPORATION]

EXHIBIT INDEX

Exhibit Number	Description
99.14	Commitment Letter, dated July 19, 2011, by and between Mexicans & Americans Trading Together, Inc. and Quepasa Corporation.
99.15
Parent Voting Agreement, made and entered into as of July 19, 2011, by and among Quepasa Corporation, Mexicans & Americans Trading Together, Inc. and Insider Guides, Inc., including the form of Irrevocable Proxy attached as Appendix A thereto.